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                             November 23, 2020

       Lorenzo Barracco
       Chief Executive Officer
       Mystic Holdings Inc.
       4145 Wagon Trail Avenue
       Las Vegas, Nevada 89118

                                                        Re: Mystic Holdings
Inc.
                                                            Post-qualification
Amendment No. 2 to Form 1-A
                                                            Filed November 6,
2020
                                                            File No. 024-11093

       Dear Mr. Barracco:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

       Index to Consolidated Financial Statements, page F-1

   1. Please revise to include the financial statements of Blum-Desert Inn for the years ended
                                                        December 31, 2018 and
the six months ended June 30, 2019 pursuant to Part F/S of the
                                                        Form 1-A.
       Mystic Holdings Financial Statements
       Note 3: Summary of Significant Accounting Policies
       Revenue Recognition, page F-33

   2. It appears that you should have adopted ASC 606 pursuant to ASC 606-10-65-1b. Please revise the policy
footnote herein. In addition, you state on page F-64 in the MediFarm I financial statements
that you adopted ASC 606 effective January 1, 2018. However the disclosure on page F-33
refers to ASC 605. Please revise accordingly.
 Lorenzo Barracco
FirstName LastNameLorenzo   Barracco
Mystic Holdings Inc.
Comapany 23,
November  NameMystic
              2020     Holdings Inc.
November
Page 2    23, 2020 Page 2
FirstName LastName
Note 20: Subsequent Events, page F-49

3. We note the stock split effected September 10, 2020. Please advise or revise your document to provide the retroactive presentation reflecting the split as applicable as required by ASC 260-10-55-12. For example, it would appear that certain information in the audited December 31, 2019 and unaudited June 30, 2020 balance sheets and statements of equity would need to be revised, as well as the information included in the footnotes for short-term debt, long-term debt and convertible debentures.
Pro Forma Financial Information, page F-65

4. We note that several components of the historical information presented in the pro forma balance sheet and pro forma income statement do not reconcile to the audited information provided earlier in your document. For example:
             The first column for Mystic Holdings, Inc., in both the pro forma balance sheet and pro forma income statement, does not reconcile to Mystic's audited balance sheet and income statement on pages F-4 and F-5, respectively. Please advise, specifically addressing the inclusion of the Investments in Subsidiaries line item in the pro forma
             balance sheet, or revise accordingly.
             In the pro forma income statement, Total operating expenses and the Other income line item in the column for MediFarm I LLC does not reconcile to MediFarm I's audited income statement on page F-53, despite the fact that net income is the same in both locations. Please advise or revise accordingly.
5. You state on page F-16 that Blum-Desert Inn was consolidated beginning on November 1,
         2019. Please address the following:
             Tell us what the Blum-Desert Inn column on the pro forma balance sheet represents as Blum-Desert Inn should be included in the financial statements of Mystic
             Holdings, Inc. as of December 31, 2019. To the extent that you have pro forma adjustments to the balance sheet related to the Blum-Desert Inn acquisition, please clearly footnote the adjustments. For example, it is not clear what the $60,956 adjustment relates.
             Revise Note 1 - Basis of presentation on page F-67 to clarify that the pro forma balance gives effect to the acquisitions as if they had occurred on December 31,
             2019.
             Revise to clarify, if such is the case, that the adjustments on the pro forma Statement of Income reflect the income of Blum-Desert Inn as if the entity had been consolidated as of January 1, 2019. The adjustments should incorporate the income of
             Blum-Desert for the ten months ended October 31, 2019 as well as any adjustments as a result of business combination accounting.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Lorenzo Barracco
Mystic Holdings Inc.
November 23, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Jenn Do at 202-551-3743 if you have questions regarding comments on the financial statements and related matters. Please contact Joe
McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameLorenzo Barracco
                                                           Division of
Corporation Finance
Comapany NameMystic Holdings Inc.
                                                           Office of Life
Sciences
November 23, 2020 Page 3
cc:       Spencer G. Feldman, Esq.
FirstName LastName